August 14, 2023

VIA E-mail

Matthew J. Carter
Dechert LLP
1900 K Street, NW
Washington DC 20006-1110
matthew.carter@dechert.com

         Re: North Haven Private Income Fund A LLC
             Registration Statement on Form 10
             File No. 000-56571

Dear Mr. Carter:

        On July 13, 2023, you filed a registration statement on Form 10 on behalf of the North
Haven Private Income Fund A LLC (the    Company   ). We have reviewed the
registration
statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Company is voluntarily registering units of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Company   s
Form 10 prior
to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.
 Matthew J. Carter
August 14, 2023
Page 2 of 15

REGISTRATION STATEMENT

1. Please update the applicable disclosure throughout the registration statement. For example, information in several locations is provided as of March 31, 2023 (e.g., disclosure on page 11
under    Attractive Attributes of Middle Market Direct Lending    states,
[a]s of March 31, 2023,
3-month SOFR, . . has increased to 5%.    Please update as of a more current
date, if possible).

2. Please confirm that all formation transactions that would not be permissible for a business
development company (   BDC   ) under the Investment Company Act of 1940 (the
 1940 Act   )
were consummated prior to the effectiveness of your election to be regulated as a BDC.

3. The Company   s name is    North Haven Private Income Fund A LLC.
Private    suggests a
type of investment and, therefore, implicates Rule 35d-1 under the 1940 Act. Accordingly, please add an 80% policy to invest in private companies and state that the Company will provide
unitholders with at least 60 days    notice if the Company changes such 80%
policy (or state that
the 80% policy is fundamental).

Page 1     Explanatory Note

4. Please define terms at their place of first origin (e.g., the term "Units appears in this section, but is not defined). Relatedly, the staff notes in the "Item 1. Business" section, the tenth paragraph states, "[w]e initially are offering one class of our common units, designated as Class I
Units (the 'Class I Units' or the 'Units')." Please add this disclosure to the
  Explanatory Note
section.

5. In the fifth paragraph, in the fifth bullet, explain that a return of capital is a return of a portion
of a unitholder   s original investment in the Company. Also, when return of capital is first used
in the registration statement, explain the: (i) amount of capital the Company has for investment may be reduced when distributions are funded from amounts of offering proceeds, borrowings, or a return of capital; and (ii) impact of fees and expenses, including the future repayment of waived fees and reimbursed expenses, on distributions.

Pages 2-3-Forward-Looking Statements

6. The last paragraph discloses, "[y]ou should not place undue reliance on these forward-looking statements, which apply only as of the date of this Registration Statement. Moreover, we assume no duty and do not undertake to update the forward-looking statements." Also, disclose that the forward-looking statements contained in the registration statement are excluded from the safe-
harbor protection provided by Section 27A of the Securities Act of 1933 (
Securities Act   ) and
that forward-looking statements contained in the Company   s periodic reports
are also excluded
from the safe-harbor protection provided by Section 21E of the Exchange Act.

Page 4 - Item 1. Business

7. Please disclose the "alternative reference rates" mentioned in the fourth paragraph in the first sentence.

              Page 2 of 15
 Matthew J. Carter
August 14, 2023
Page 3 of 15

Page 7 - The Administrator

8. Disclosure indicates the Administrator is reimbursed for certain expenses it incurs on behalf of the Company and the "Administrator reserves the right to waive all or part of any reimbursements due from the Company at its sole discretion." Please expand the disclosure to explain in an appropriate location the details of this reimbursement arrangement. Also, prominently disclose (e.g., in bold) the impact of any such reimbursement on common unitholders (i.e., common unitholders, ultimately, will bear those costs). Confirm that the terms of this reimbursement arrangement between the Company and the Administrator are included in the copy of Administrative Agreement filed as Exhibit 10.2 in Item 15.

Page 7 - Expense Support and Conditional Reimbursement Agreement

9. Disclosure states the Company has entered into an    Expense Support and
Conditional
Reimbursement Agreement (the    Expense Support Agreement   ) with the Adviser
  and includes a
cross reference to    a discussion of the Expense Support Agreement    in Item
2. Please
prominently disclose (e.g., in bold) the impact of any reimbursement under the Expense Support
Agreement on common unitholders and provide an example (i.e., common unitholders, ultimately, will bear those costs).

10. We note the disclosure describing the Expense Support Agreement in Item 2 is materially
deficient at it fails to describe all the Agreement   s terms as specified in
the Investment Advisory
Agreement filed as Exhibit 10.2 in Item 15 (e.g., what the adviser may waive or defer). Please disclose in the registration statement all material terms of the Expense Support Agreement.

Pages 7-9 - Investment Strategy

11. Please confirm whether the Company may invest in covenant-lite loans for purposes of its principal strategies. If so, please revise the principal strategy and risk disclosures accordingly.

12. The disclosure is unclear concerning the Company   s use of derivatives. If
the Company will
use derivatives for its principal strategy, please revise the principal strategy and risk sections accordingly.

13. In the third paragraph, disclosure states the Company may invest in foreign companies. If the Company also may invest principally in emerging market companies, please add corresponding strategy and risk disclosures.

14. Third paragraph, last sentence: please add context to the disclosure
stating,    we typically
avoid direct exposure to investments in certain sectors such as retail, restaurants, energy,
alcohol, tobacco, and pornography.    Disclosure on page 12 indicates the
Adviser   s
   Investment Team    makes certain ESG considerations    as part of its due
diligence process.
Also, disclosure on page 13 indicates the    Investment Committee    conducts
an    ESG
review    based on information generated by the Investment Team. Clarify in the disclosure
the nexus, if any, between this disclosure on page 8 and the respective ESG policies described on pages 12-13. For example, if the disclosure on page 8 constitutes examples of

           Page 3 of 15
 Matthew J. Carter
August 14, 2023
Page 4 of 15

ESG criteria that the    Investment Team    uses as part of its ESG
considerations, state as
much in plain English.

        (a) Please disclose the Company   s definition of ESG.

        (b) Page 8 discloses the Company    typically avoid[s]    certain
sectors and lists various
            examples (e.g., alcohol and tobacco). However, page 12 states the identification of a material ESG risk will not necessarily be determinative in our
Adviser   s
            decision to lend to a potential borrower.    Please make clear, if
accurate, that an
            investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors that are considered, including companies in the sectors noted on page 8.

Page 15 - Allocation of Investment Opportunities and . . . Co-Investment Opportunities

15. Has the Company, the Investment Adviser, or any of the Company's affiliates granted, or does the Company, the Investment Adviser, or any of the Company's affiliates intend to grant, preferential rights or terms with respect to the Company, its units, its investments, and/or its activities to certain investors that are not available to other investors, via side letter or otherwise?
Based on your response, we may have additional comments.

Page 17-Private Offering of Units

16. Please define the term "capital contribution" and summarize the terms and conditions
applicable for such contributions pursuant to the Company   s    Subscription
Agreement.    If
accurate, please confirm to the staff that an investor may purchase the Company's common units only through a capital contribution. If capital commitments also may be used, please add attendant strategy and risk disclosures.

17. Under    Purchase Price and Fees    on page 17, in the first paragraph,
text states the purchase
price for our Units in the initial closing of the Private Offering will be $20.00 per Unit.
Please explain how the Company   s capital contribution policy applies to this
initial price of
   $20.00 dollars per Unit    and to any sales of units after the initial
closing. Is there an initial
payment component to purchasing a unit and an obligation to make a future capital contribution
(e.g., pursuant to drawdown notifications)? Disclose the Company   s related
drawdown policies,
if any, for capital contributions.

18. Please disclose the respective minimum capital contribution amount the Company imposes
on an investor. The    Subscription Agreement    (Exhibit 10.7) states
[s]ubscribers will be
required to make a minimum capital contribution of $10,000; provided, that the Company reserves the right to accept capital contributions in lower amounts or decline to accept particular
capital contributions, in whole or in part, in its sole discretion.    Please
add this disclosure to the
registration statement. Relatedly, as the Subscription Agreement indicates the $10,000 amount is
   required,    please revise text on page 29 in    Value Determinations in
Connection with the
Continuing Offering,    first paragraph, stating the initial $10,000 minimum is
   permitted,    to
state that it is required.

             Page 4 of 15
 Matthew J. Carter
August 14, 2023
Page 5 of 15

19. In    Item 1A. Risk Factors    please add a capital contributions risk
paragraph and confirm
disclosure therein prominently describes, using bold or italicized font: (1) the adverse consequences of investors who default on their obligations to make a capital contributions; and
(2) if applicable, the risks of drawdowns (e.g., an investor will be required to make capital contributions to purchase units of common units each time the Company delivers a drawdown notice, including potential, if applicable, catch-up purchases).

Page 17 - Purchase Price and Fees

20. First paragraph, third sentence: please clarify the text stating,    [i]n
connection with the
monthly closings, we expect that our Board of Directors will delegate to the Adviser the
authority to conduct such closings.    Is this this text meant to indicate that
the Adviser will
perform fair valuing functions for the Company pursuant to Rule 2(a)(5) under the
Investment Company Act?

Page 18     Minimum Offering Requirement

21. We note that under this heading of    Minimum Offering Requirement,    no
minimum
offering requirement is disclosed. We note the first paragraph, second sentence, includes a
figure of $25 million. We also note the    Warehouse Transaction    section on
page 20 states,
the Company   s    obligation to purchase such investments is conditional upon satisfying
certain conditions, namely (1) the earlier of (a) July 17, 2023, so long as the Company has received aggregate subscriptions of $25 million or greater, or (b) the receipt of aggregate subscriptions of $75 million or greater, and (2) the Board of Directors approval of the
Company   s acceptance of such capital subscriptions.    Please clarify any
minimum offering
requirement of the Company and the status of meeting that requirement. See Instruction 5 to
Item 1.g. of Form N-2.

22. Disclosure on page 47 under the heading "[w]e are a new company with no operating history" states the Company "commenced operations shortly after [its] election to be regulated as
a BDC," while disclosure under this    Minimum Offering Requirement    section,
in the first
paragraph in the first sentence, seems to indicate the Company has not commenced operations.
Please clarify.

23. Please disclose the Company   s procedures for holding any purchase
order/subscription
payments it receives/will receive? from investors. We note the registration statement includes no disclosure regarding any respective escrow period/escrow account and that the
 Subscription
Agreement    filed as Exhibit 10.7 to Item 15 is silent re any such escrow account. Please add
attendant disclosure concerning any arrangements for escrowing proceeds and ensure the
disclosure explains the conditions for release of the investors    funds held
in escrow and the
manner in which the monies in such account will be distributed if such conditions are not satisfied, including how accrued interest, if any, will be distributed to investors. See Instruction
5 to Item 1.g. of Form N-2.

       (a) Disclose when the Company will break escrow (upon the termination of the initial offering period, or any monthly closing thereafter?). Also, identify the escrow agent

         Page 5 of 15
 Matthew J. Carter
August 14, 2023
Page 6 of 15

           and file any contract or agreement with such agent as an exhibit to the registration statement).

       (b) Disclose what will occur with respect to any fees or expenses if the Company returns funds from the escrow account to investors. Clarify, if accurate, that no fees will be earned and no expenses will be incurred by unitholders prior to meeting the minimum offering requirement, including that any offering expenses incurred by the Adviser are not subject to reimbursement unless the minimum offering requirement is met.

24. The first paragraph, second sentence states the Company   s    Board of
Directors may elect to
wait a substantial amount of time before authorizing, or may elect not to authorize, the initial
closing of the Private Offering.    Please define "substantial amount of time."

25. Please disclose the "minimum investor requirement" referred to in the first sentence in the first paragraph.

26. Please consider providing brief disclosure regarding the minimum investor requirement, minimum offering requirement, and the escrow arrangement on the cover page.

Pages 18-20     Unit Repurchase Program

27. In the sixth paragraph, last sentence, please revise    will not pay a fee
  to    will pay neither a
direct nor indirect fee to us . . ..

28. Seventh paragraph, last sentence: while the Company indicates it, intend[s] to conduct . .
.. repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the
Exchange Act and the 1940 Act,    we note the current disclosure does not
reflect
this. Accordingly, please revise the disclosure to explain in concise and specific detail the
Company   s process for conducting repurchase offers in compliance with Rule
13e-4. Also,
revise the last sentence in the seventh paragraph to state,    [w]e will
conduct any such repurchase
offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act." In revising the disclosure, please disclose that:

       (a) The Company, in conducting a repurchase offer in accordance with the requirements of Rule 13e-4 under the Exchange Act, will publish the terms of any such tender offer in a tender offer statement that will be sent to all common unitholders and filed with the SEC on Schedule TO as soon as practicable on the commencement date of any such offer. Id.

       (b) A repurchase offer will remain open for at least 20 full business days following the
           offer   s commencement and that all common unitholders be given at least 20 full
           business days to elect to participate in such repurchase offer. Id.





          Page 6 of 15
 Matthew J. Carter
August 14, 2023
Page 7 of 15

29. The eight paragraph, second sentence states:

       However, we expect our repurchase offers will generally repurchase Units at a price per
       Unit equal to the net asset value per Unit on or around the last business day of a calendar quarter, which will not be available until after the expiration of the applicable tender offer, so an investor will not know the exact price of units in the tender offer when it makes its decision whether to tender its units.

Please delete this disclosure as this policy is not consistent with the requirements of Rule 13e-4 under the Exchange Act, which require that the amount of cash to be offered be stated at commencement of the offer. Id.

30. The ninth paragraph indicates,    [r]epurchases of units from unitholders
by the Company will
be paid in cash within 65 days after the expiration of the applicable tender offer, after the
determination of the relevant net asset value per unit is finalized.    Please
be aware the staff
objects to this disclosure. Please note, Rules 14e-1(c) and 13e-4(f)(5) under the Exchange Act require prompt payment for tendered shares. The SEC has stated that prompt payment is generally the standard settlement cycle. See Commission Guidance on Mini-Tender Offers and
Limited Partnership Tender Offers, SEC Release No. 34-43069, (July 24, 2000). Further, the staff has not objected to payment 5 business days after expiration for partial offers because of the additional time required to perform proration. See Repurchase Offers by Closed-End
Management Investment Companies, Investment Company Act Release No. 19399 (Apr.
7,
1993).

Page 20     Warehouse Transaction

31. Please clarify, as applicable, each method the Company will use to fund its purchases of the
   initial portfolio    (e.g., cash from the initial closing and borrowings,
including those under a
credit facility).

32. Please clarify the meaning of the term "concurrently" that appears in the first sentence.
Confirm that the Company acquired the investments from the Warehouse entity before the
Company elected BDC status.

33. As July 17, 2023 has passed, please update the disclosure accordingly.

Pages 20-22     Summary of Risks Factors

34. Please consider relocating this    Summary of Risk Factors    to follow
Forward Looking
Statements.    We believe making this disclosure more prominent would be
helpful to
unitholders.

35. In the disclosure, if accurate, explain that all of the leverage expenses of the Fund are borne
solely by the Fund   s common unitholders. Make harmonizing disclosures
throughout the
registration statement.



         Page 7 of 15
 Matthew J. Carter
August 14, 2023
Page 8 of 15

Pages 20-21 - -Risks Relating to Our Business and Structure

36. While the nineteenth bullet states the term    Valuation Designee    is
defined below,    we
note no such definition.    Please rectify the text accordingly.

Pages 21-22 - Risks Relating to our Units

37. The penultimate bullet refers to preferred units the Company may issue in the future. Please confirm that the Company does not intend to issue debt securities or preferred units within one year from the effective date of the registration statement or revise the registration statement, accordingly, including the fee table.

Pages 22-26 - Investment Advisory Agreement

38. Please consider disclosing a fee table that conforms to the requirements of
Item 3.1 of Form
N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We believe that such disclosure would be helpful to investors.

Page 23 - Incentive Fee

39. In the third paragraph, please add a cross reference to the related risk factors section on page
53 titled, "[o]ur management fee and incentive fee structure may create incentives for the
Adviser that are not fully aligned with the interests of our unitholders and may induce the
Adviser to make speculative investments."

Page 23 - Quarterly Income Component of Income and Capital Gains Incentive Fee Calculation Based on Net Income

40. This section includes the first reference to original issue discount (
OID   ). Please define
OID and add strategy and risk disclosures in appropriate locations in the text (e.g., in the principal strategy and risk sections if applicable).

Page 26 - Administrative Agreement

41. We note the Company will compensate others (e.g., the Administrator, including sub-
administration costs). To the extent common unitholders directly and/or indirectly bear any
related fees and expenses generated from the Company   s compensation of
entities, confirm the
disclosure states as much in plain English or revise the disclosure accordingly. Also, confirm to the staff that such expenses appear in the Fee Table or explain to us why not. Relatedly, if the
Company has an allocation methodology for allocating any such costs and/or expenses among common unitholders, please disclose that methodology in plain English. Based on your responses, we may have additional comments.

42. Please disclose the terms of the sub-administrative agreement between State Street Bank and
Trust Company (   State Street   ) and the Company's administrator, including
the specific services

         Page 8 of 15
 Matthew J. Carter
August 14, 2023
Page 9 of 15

that State Street will provide to the Company and the compensation State Street will receive from the Company (we note that disclosure in the last sentence of the second paragraph indicates
the Company    will ultimately bear the costs of any sub-Administrator
agreement that [the
Company's] Administrator enters into   ). Also, explain to the staff the Board
 s consideration of
this sub-administration agreement arrangement. As the Company will be paying State Street, explain supplementally why the Company will not enter into this agreement directly with State
Street. Explain why the agreement will be between State Street and the Administrator.

Pages 32-33 - Senior Securities

43. The penultimate sentence states,    [w]e are also permitted to borrow
amounts up to 5% of the
value of our total assets for temporary or emergency purposes without regard to asset coverage, which borrowings would not be considered senior securities, provided that any such borrowings in excess of 5% of the value of our total assets would be subject to the asset coverage ratio requirements of the 1940 Act, even if for temporary or emergency purposes. (Emphasis added.)
Please delete the references to    emergency    purposes. See Section 18(g) of
the 1940 Act.

Pages 47-79 - Item 1A. Risk Factors
Pages 79-87 - General Risk Factors

44. Please note Item 105 of Regulation S-K requires that risk factors be concise. Accordingly please review these sections with an eye towards streamlining the disclosure to improve clarity and to delete duplicative disclosures. Also, please use bold or bullet points to improve clarity where possible.

Page 58     We are subject to risks associated with any Credit Facility

45. The disclosure states that the Company or a    wholly owned and
consolidated subsidiary . . .
may enter into one or more senior revolving credit facilities of the Company or any subsidiary.
If the Company also may form or acquire a subsidiary that it will primarily control, please state
so. If not, please disclose that the Company does not intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Company. Note that for these purposes, a subsidiary is
   primarily controlled    by the Company if (a) the Company controls the
entity within the
meaning of Section 2(a)(9) of the 1940 Act; and (b) the Company   s control of
the entity is
greater than that of any other person.

46. With respect to each subsidiary that is wholly owned or, if applicable, primarily controlled by the Company and that primarily engages in investment activities in securities or other assets, please address the following comments in an appropriate location in the prospectus:

       (a) Disclose any of the subsidiary   s principal investment strategies
or principal risks that
           constitute principal investment strategies or principal risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.



         Page 9 of 15
 Matthew J. Carter
August 14, 2023
Page 10 of 15

       (b) Disclose that the Company complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18, modified by Section 61) on an aggregate basis with the subsidiary.

       (c) Disclose that each investment adviser to the subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as an investment adviser to the Company under
Section 2(a)(20)
           of the 1940 Act. Also file the investment advisory agreement between the subsidiary and its investment adviser as an exhibit to the registration statement. See Item 25.2.k.
           of Form N-2.

       (d) Disclose that each subsidiary complies with the provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Please also identify the custodian of the subsidiary.

       (e) Confirm to us that (a) if a subsidiary is not organized in the U.S., the subsidiary and its board of directors will agree to designate an agent for service of process in the
           U.S.; and (b) a subsidiary and its board of directors will agree to inspection by the
           staff of the subsidiary   s books and records, which will be
maintained in accordance
           with Section 31, as modified by Section 64 of the 1940 Act and the rules thereunder.
           Confirm to us that the financial statements of the subsidiary will be consolidated with those of the Company.

47. Please confirm that the wholly owned subsidiary   s management fee
(including any
performance fee), if any, will be included in    Management Fees,    and the
wholly owned
subsidiary   s expenses will be included in    Other Expenses    in the Company
  s fee table.

Page 59     Our ability to sell investments held by any subsidiary that enters into a Credit
Facility would be limited.

48. Disclosure in this paragraph states,    We expect that a Credit Facility
would place significant
restrictions on our ability, as servicer, to sell investments. As a result, there may be times or circumstances during which we would be unable to sell investments or take other actions that
might be in our best interests.    Please confirm that any material
restrictions in your credit
agreements impacting investment flexibility will be described in disclosure once known.

Page 63 - The liability of each of the Adviser . . . for its own account.

49. In the second sentence please: (1) delete the term "primarily;" and (2) revise "reckless disregard of the Adviser's duties under the Investment Advisory Agreement" to "reckless disregard of the Adviser's obligations and duties under the Investment Advisory Agreement."
See Section 17(i) of 1940 Act. Please make conforming changes to the registration statement, including organizational documents thereto, as applicable.





       Page 10 of 15
 Matthew J. Carter
August 14, 2023
Page 11 of 15

Page 63 - Our ability to enter into transactions involving derivatives and financial commitment transactions may be limited

50. Please confirm that each type of    financial commitment transaction    the
Company will use as
part of its strategy is explained in the disclosure at an appropriate location in plain English, including attendant risks (e.g., if the Company will make capital commitments that are unfunded, please state as much in plain English).

Page 70 - Our failure to make follow-on investments in our portfolio could impair the value of our portfolio

51. The second bullet indicates the Company may investment in "convertible securities." If the
Company expects to invest in contingent convertible securities (   CoCos   ),
the Company should
consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Company invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Company should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the Company intends to invest in CoCos and the amount the Company will invest in CoCos.

Page 92 - Organizational and Offering Expenses

52. Please add concise and detailed disclosure explaining this reimbursement arrangement and specify the "third-party costs" referred to in the first sentence. Also, file as an exhibit to the registration statement the governing document for this arrangement. Additionally, disclose if applicable that the common unitholders ultimately bear the costs of these reimbursement expenses.

Page 93 - ITEM 4. SECURITY OWNERSHIP . . . OWNERS AND MANAGEMENT

53. Please clarify the purpose of the table   s footnote with an asterisk as
the asterisk does not
appear in the table.

Page 94 - Executive Officers Who Are Not Directors

54. For each officer, please add to the chart, their respective term of office as officer and the periods during which each officer has served as such. See Item 5 of Form 10 and
Item 401(b) of
Regulation S-K.

Page 110     Management of the Company

55. Disclosure, by stating that the "members of the Investment Team will generally devote such time as Morgan Stanley, in its sole discretion, deems necessary to carry out our operations effectively," suggests that Morgan Stanley governs the Investment Team. If this is so, please clarify disclosure in other sections of the registration statement indicating the Investment Team is the "Adviser's Investment Team." Please clarify the relationships between Investment Team,

              Page 11 of 15
 Matthew J. Carter
August 14, 2023
Page 12 of 15

the Investment Committee, and the Company   s portfolio management team. Please
explain in
the disclosure how the Company has a portfolio management team in compliance with Item 9 of
Form N-2.

Page 114 - ITEM 9. Market Price of and Dividends on the Registrant   s Common
Equity and
Related Stockholder Matters

56. Please provide the information required by Item 201(a)(2)(ii) of Regulation S-K, (i.e., the amount of units that could be sold pursuant to Rule 144 under the Securities
Act).

Page 115 Distribution Reinvestment Plan

57. In the second paragraph, the first sentence states that in order for a unitholder to "'opt-out' of the DRIP" the unitholder must notify certain parties in writing and that notice must be "received .
.. . no later than ten days prior to the record date for a distribution to common unitholders in order to receive such distribution in cash." Please disclose how the Company will inform unitholders of a record date.

58. Please clarify the disclosure stating the "DRIP administrator's fees under the plan will be paid by us." Please see Item 10.1.e of Form N-2, which requires registrants with dividend reinvestment plans to describe the material aspects of any such plan, including, but not limited to, the type and amount of fees, commissions, and expenses payable by participants in connection with the plan. See Id at (8). Also, if the common unitholders indirectly bear any fee arising from the DRIP, state as much in plain English and disclose where in the Company's fee table such fees are included.

59. Please confirm to us there are no DRIP fee charges that should be disclosed in the
Shareholder Transaction Expenses section in a separate caption. See Instruction 4 to Item 3 of
Form N-2.

60. Please tell us what document reflects the DRIP administrator's fees. We note that the
   Distribution Reinvestment Plan    filed as Exhibit 10.6 in Item 15 states on
page 2, the    Plan
Administrator   s service fee, if any, and expenses for administering the Plan shall be paid for by
the Company,    but discloses no actual fee amount.

Page 117     Agreement to be Bound by the LLC Agreement; Power of Attorney

61. First sentence refers to    each investor accepted by the Company.
(Emphasis added.)
Please disclose the circumstances under which an investor would not be accepted by the
Company.

Page 122 - Exhibits

62. As applicable, please file the actual agreements as exhibits, not    forms
of    the agreements.




          Page 12 of 15
 Matthew J. Carter
August 14, 2023
Page 13 of 15

Exhibit 3.3
First Amended and Restated Limited Liability Company Agreement of the Company dated as of March 9, 2023

          Article 13-Adminstrative Provisions, Section 13.6(e)-Submission to Jurisdiction;
          Venue; Waiver of Jury Trial

63. Please revise Section 13.6(3) to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus this provision and corresponding risks of such a provision even as to non-federal securities law claims (e.g., that Unitholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

64. Please disclose in an appropriate location in the registration that investors waive their right to a jury trial under Article 13, Section 13.6(e) of the First Amended and Restated Limited
Liability Company Agreement.

ACCOUNTING COMMENTS

Page 20     Warehouse Transaction

1. Please explain in correspondence if the registrant considered the disclosure requirements in Regulation
S-X 6-11.

Page 22-Investment Advisory Agreement

2. Please confirm in correspondence whether the management fee will be accrued under the terms disclosed and recorded as a liability to the funds. Please additionally confirm how often the management fee will be paid.

Page 32-33 - Senior Securities

3. Please confirm in correspondence whether there are any plans to incur leverage during the first year of operations as a BDC.

Pages F-7-F-8 - Agreements and Related Party Transactions

4. There does not appear to be a discussion of the Adviser's ability to waive or defer fees as is discussed in the Investment Advisory Agreement (Exhibit 10.1) anywhere in the disclosure





             Page 13 of 15
 Matthew J. Carter
August 14, 2023
Page 14 of 15

except for a brief mention on page 22 under the Investment Advisory Agreement heading. The
Investment Advisory Agreement states on page 7:

       (c) Waiver or Deferral of Fees.

       The Adviser shall have the right to elect to waive or defer all or a portion of the Base
       Management Fee and/or Incentive Fee that would otherwise be paid to it. Prior to the payment of any fee to the Adviser, the Company shall obtain written instructions from the Adviser with respect to any waiver or deferral of any portion of such fees. Any portion of a deferred fee payable to the Adviser and not paid over to the Adviser with respect to any calendar quarter or year shall be deferred without interest and may be paid over in any such other quarter prior to the termination of this Agreement, as the Adviser may determine upon written notice to the Company.

5. The disclosure describing the Expense Support and Conditional Reimbursement Agreement
appears to be missing information from the Investment Advisory Agreement. Page 89 of the
registration statement, under the heading    Expense Support Agreement,
properly includes the
language from the Agreement:

       No Reimbursement Payment for any calendar month will be made if our Operating
       Expense Ratio (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which
       such Reimbursement Payment relates. The    Operating Expense Ratio    is
calculated by
       dividing all of the Company   s operating costs and expenses incurred,
as determined in
       accordance with generally accepted accounting principles for investment companies, less organizational and offering expenses, base management and incentive fees owed to the
       Adviser and interest expense, by the Company   s average net assets.

GENERAL COMMENTS

        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

        A response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

       Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.





      Page 14 of 15
 Matthew J. Carter
August 14, 2023
Page 15 of 15

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


                                    *    *   *   *     *   *

Should you have any questions regarding this letter, please contact me at (202) 551-6352.

                                                     Sincerely,

                                                     /s/ Kimberly A. Browning
                                                     Senior Counsel
                                                     Disclosure Review Office

cc:    Thankam Varghese, Branch Chief
       Christian Sandoe, Assistant Director
       Melissa McDonough, Staff Accountant





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